6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

December 28, 2010

Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:          Overstock.com, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed October 29, 2010
File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2010, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-Q for the quarterly period ended September 30, 2010

2. Accounting Policies, page 7

Sales returns allowance, page 12

1.                                      In your letter to us dated July 9, 2010 you indicated that you had initiated several plans to mitigate sales returns. Refer to your response to our comment 28. As previously noted, your allowance for sales returns, as a percentage of revenues, has been decreasing consistently for the past six quarters. While the decrease in sales returns reserve at September 30, 2010 compared to December 31, 2009 may primarily be due to decreased revenues due to seasonality, the allowance is approximately 2.7% of revenues for the quarter ended September 30, 2010 as compared to 5.4% for the quarter ended September 30, 2009. Please tell if these programs have had a lasting effect on actual sales returns and explain to us the reasons for the decrease in your allowance at September 30, 2010 compared to September 30, 2009. Further, please ensure you update your future disclosure for the effects of these plans as previously requested in our prior comment letter dated June 11, 2010.

The returns reduction initiatives described in our letter dated July 9, 2010, have led to reductions of returns and although we believe that such trends will continue into the future there can be no assurance that returns will not go back to historical levels. As we noted in our prior letter, some of these initiatives were started at the beginning of 2009, and others were implemented throughout 2009. As a result, our 2009 financial results only partially benefited from most of these initiatives, whereas 2010 has now had nearly a full year to benefit. For example, the New Returns Terms with Suppliers project described in our July 9, 2010 letter that provides our suppliers with financial incentives to reduce returns rates was just introduced in September 2009, and therefore had little or no effect on our sales returns allowance as of September 30, 2009, but has had a full year of effect by September 30, 2010 resulting in the decreases in the allowance as a percentage of revenue noted by the Staff.

As a result of these changes we have seen our average actual returns as a percent of revenue decrease by approximately nine-tenths of one percent comparing the first three quarters of 2010 to same year ago period. Additionally, we have seen our average actual trailing twelve month percentage decrease by approximately eight-tenths of a percent from 2009 to 2010.

We have also continued to look for and implement additional ways to reduce returns. For example, in 2010 we formed a department within our supply chain organization dedicated to providing comprehensive oversight over our returns processes.

In future filings, we will update our disclosures for the effects of these plans on our returns allowances as appropriate for the relevant time periods.

2.                                      We note the allowance for returns was $6.7 million and $11.9 million at September 30, 2010 and December 31, 2009, respectively. Please address the following:

•                  Please explain to us how you use actual return experience when you determine your allowance for sales returns. In this regard, tell us if you consider actual returns subsequent to the interim or annual period in estimating your sales return allowance for that respective period.

We continuously integrate our actual sales return experience in our sales return allowance calculations. We apply actual returns directly to the statement of operations, then monthly adjust our sales return allowance to our calculated ending balance. To calculate the ending sales return allowance we determine the amount of expected returns from current month sales, and expected returns remaining from prior month sales, based upon the actual trailing twelve month (“TTM”) return rate experienced, and the expected time lag over which the returns will occur. For example, if our TTM return rate was 8% and sales for the month were $90 million, we would estimate returns from this month of $7.2 million. We apply the calculation systematically to each month. We use the actual TTM return rate, not a subjective estimate, to best reflect sustained trends in returns (versus temporary, short-term fluctuations).

For annual reporting periods, we review the trend in actual returns in our subsequent monthly sales return allowance calculations to ensure that we have not experienced a significant change in returns trends. For interim reporting periods, the subsequent period for returns is typically too short to provide significant information on returns trends.

•                  Tell us the amount of actual sales returns processed in the quarter ended March 31, 2010 which specifically related to the fourth fiscal quarter 2009. Similarly, please carry-forward this analysis throughout each fiscal quarterly period in 2010.

In Exhibit 1 we have presented the requested information.

•                  Tell us on a cumulative quarterly basis the difference between your estimated and actual sales return experience versus “as incurred” by fiscal quarter beginning with the fourth fiscal quarter ended December 31, 2009. If the cumulative difference between your actual sales return experience and estimated returns is significant at any quarterly point in time, then please explain to us how you reasonably concluded your estimate was adequate.

In Exhibit 1 we have presented the requested information.

The amount shown as “Difference” represents the cumulative difference between our estimated allowance and actual returns from the related period. We do not believe the amounts shown are significant, particularly considering the inherent complexity of estimating returns and the size of our business. Please also note that the difference is in gross sales, and does not reflect the effect on net income. Simultaneously, we also correspondingly adjust for the related cost of sales, with offsets to inventory in transit and accounts payable, related to any changes in the gross sales returns allowance. As shown in Exhibit 1 the impact on net income is clearly insignificant for any of the quarterly periods.

6. commitments and Contingencies, page 17

Legal Contingencies, page 17

3.                                      It has come to our attention through recent reports by several news outlets that the People of the State of California (“Plaintiff”) filed a lawsuit against you on November 17, 2010 seeking $15 million in fines and penalties. Tell us if you held settlement talks with the Plaintiff at any point in time prior to the filing of this lawsuit on November 17, 2010. If so, then explain in detail the nature and timing of the settlement talks and the proposed settlement amount(s); including any counter-offer(s) made by you. Further, please clarify for us if you previously made any counter-offer(s) with respect to the prior settlement offers of $8.5 million and $7.5 million made in early 2010 by the California county district attorneys. If so, then tell us the timing and amount(s) of the counter-offer(s) made. Finally, explain to us how you concluded your aggregate accrual for legal contingencies of $1.2 million was adequate at September 30, 2010. Please be detailed in your response.

In Exhibit 2 we have presented the requested information.

At your request the Company acknowledges that:

1.               the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.

Exhibits:

Exhibit 1 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 2 - Confidential Information to be delivered with Confidential Treatment Rule 83 document.